QLT Inc.

877 Great Northern Way, Suite 250

Vancouver, British Columbia, V5T 4T5

August 30, 2016

VIA EDGAR AND FIRST CLASS MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             QLT Inc.

Application for Withdrawal on Form RW

Registration Statement on Form S-4 (No. 333-205928)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), QLT Inc., a British Columbia corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-4 (File No. 333-205928) filed with the Commission on July 29, 2015, together with all exhibits thereto (the “Registration Statement”).  The Registration Statement related to the Company’s terminated Agreement and Plan of Merger with InSite Vision Incorporated.  The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

The Company is seeking withdrawal of the Registration Statement because the transaction to which the Registration Statement related has been terminated and will not be completed.  The Company believes that it is in its best interest and consistent with public interest to withdraw the above-referenced Registration Statement.  Accordingly, the Company respectfully requests that the withdrawal of the Registration Statement, as requested by the staff of the Commission, be effective as of the date hereof and requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

The Company acknowledges that no refund will be made for the fees paid to the Commission in connection with the filing of the Registration Statement and requests that, in accordance with Rule 457(p) under the Securities Act, all such fees be credited as an offset to the filing fees for future registration statements.

Please address any questions you may have Raymond O. Gietz at Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, NY, 10153, telephone number (212) 310-8702.

Sincerely,

QLT Inc.

By:	/s/ W. Glen Ibbott
Name: W. Glen Ibbott
Title: Chief Financial Officer

[Signature Page to Request for Withdrawal of Registration Statement]